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        [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI APPEARS HERE]

                                                               October 4, 1996

Via Facsimile and Overnight Mail
--------------------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

     Re:  Splash Technology Holdings, Inc.
          Registration Statement on Form 8-A
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Ladies and Gentlemen:

     On behalf of Splash Technology Holdings, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 8, 1996 be withdrawn immediately. Please direct any comments or suggestions regarding the withdrawal of this filing to either Howard S. Zeprun or the undersigned by mail at the above address or by telephone at (415) 493-9300.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation


                                                /s/ David R. King
                                       -----------------------------------
                                                  David R. King

cc:  Sarah L. Cunningham
     National Association of Securities Dealers
     Kevin Macgillivray
     Howard S. Zeprun